April 20, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (804)968-3580

Mr. Richard D. Fairbank
President and Chief Executive Officer
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

Re: **Capital One Financial Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2005
Amended Form 10-K for the Fiscal Years Ended December 31, 2005 and 2004
Amended Form 10-Q for the Fiscal Quarters Ended March 31, 2005,
June 30, 2005, and September 30, 2005
File No. 001-13300

Dear Mr. Fairbank:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Consolidated Financial Statements as of and for the year ended December 31, 2005

Consolidated Statements of Cash Flows, page 75

1.   We note your disclosure on page 54 that you have used the securitization of
        consumer loans as a significant source of liquidity. Please tell us how you
        considered the guidance in paragraph 9 of SFAS 102 and SOP 01-6 in
        determining the appropriate classification of cash flows related to the origination
        and securitization of consumer loans.

Note 1 – Significant Accounting Policies

Loan Securitizations, page 79

2.   Given the significance of your securitization activities, please tell us why you
        have not included an accounting policy footnote describing both how you
        determine that a loan should initially be classified as held for sale (or later
        transferred to held for sale) and how you account for loans held for sale, including
        the methods used to determine the lower of cost or fair value for loans held for
        sale. Refer to paragraph 13 of SOP 01-6 and paragraph 29 of SFAS 65.

3.   As a related matter, please tell us why you have not separately disclosed the
        amount of consumer loans held for sale on the face of your balance sheet as
        required by paragraph 28 of SFAS 65.

Note 3 – Segments, page 84

4.   We note you have presented a reconciliation on pages 36 and 85 of certain
        reported basis financial measures to managed basis financial measures and that
        certain of these measures are discussed in other sections of your filing. Please
        clarify for us the nature of your securitization adjustments to the income
        statement measures, and, as appropriate, revise future filings beginning with your
        next periodic filing, to include such clarification in notes to the table or additional
        narrative discussion,. To the extent that multiple adjustments are included within
        a single line item, please quantify and describe each individual adjustment. Refer
        to paragraphs 32 and 33 of SFAS 131.

5.   Please revise future filings to reconcile reportable segments' assets to your
        consolidated assets. Refer to paragraph 32(c) of SFAS 131.

Note 8 – Premises and Equipment, page 92

6.   We note that during 2005, you reversed $18.8 million of the $54 million impairment charge recognized in 2004 as part of your facility consolidation efforts. Please tell us the facts and circumstances which led to the 35% difference between the original impairment charge as recorded and the actual impairment as adjusted after closing on the sale of your Tampa, Florida facility.

Note 9 – Borrowings, page 93

7.   We note your disclosure on page 95 that you assumed $1.5 billion in Federal Home Loan Bank advances in connection with the Hibernia acquisition. Please tell us and revise future filings to describe any call or conversion features associated with your FHLB advances.

8.   Please tell us how you considered the guidance in paragraph 8(i) of SOP 01-6 and paragraphs 20-25 of Chapter 12 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions in determining the classification of your FHLB stock within securities available for sale.

Note 14 – Income Taxes, page 101

9.   We note that you have a deferred tax liability of $676.9 million and $686.6 million, respectively, as of December 31, 2005 and 2004, associated with deferred revenue. Please tell us and revise your footnotes in future filings as necessary to quantify and describe your deferred revenue balances as of each period presented. Your response and revisions to future filings should explain what your deferred revenue balances represent, the line item in your consolidated balance sheet where deferred revenue is recorded, as well as your accounting policies for recognizing previously deferred revenue in future periods.

Note 17 – Goodwill and Other Intangible Assets, page 104

10.   We note that you have recorded a $25.5 million goodwill impairment loss in December 2005 due to a change in strategic direction related to your insurance brokerage business. Please provide us with the following information:

    •   your reasons for deciding to acquire the InsLogic insurance brokerage firm during the first quarter of 2005;
    •   amount of goodwill recognized upon acquisition of InsLogic;

- facts and circumstances leading to your decision to change the direction of your insurance brokerage business;
- when you perform your annual goodwill impairment testing; and
- method used to determine fair value of InsLogic's associated reporting unit (refer to paragraph 47 of FAS 142).

Note 19 – Commitments, Contingencies, and Guarantees, page 106

11.   We note your disclosure on page 108 that with certain installment loan securitization transactions, the transferee enters into interest rate hedge agreements with a counterparty to reduce interest rate risk associated with the transaction and that you enter into letter agreements guaranteeing the performance of the transferee under the swaps. Please tell us how you considered paragraph 9 of SFAS 140 in determining the impact that these performance guarantees have upon your ability to account for these transfers of financial assets as sales.

Note 22- Derivative Instruments and Hedging Activities, page 112

12.   We note that you formally document the relationships of qualifying hedging instruments and hedged items and formally assess effectiveness of those relationships on a periodic basis using the short-cut, dollar-offset, and significant matched terms methods for determining hedge effectiveness. Please provide in your response letter additional detail regarding which method(s) is used for each type of hedging relationship designated and quantify the notional amount for each hedge. For those to which you apply either the short-cut or significant matched terms methods, please tell us in detail how you determined that each hedge met the specific conditions of paragraph 65 or 68, as appropriate, of SFAS 133.

Amended Form 10-K for the fiscal years December 31, 2005 and December 31, 2004
Amended Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2005

13.   We read your explanatory notes stating that the amended annual and quarterly reports are being filed solely to provide language inadvertently omitted from the certifications provided as Exhibits 31.1 and 31.2. However, we noted that you have also deleted certain language previously included in the certifications, specifically the third certification required under Item 601(b)(31) of Regulation S-K. Please tell us why you amended your Form 10-K and 10-Q certifications for the above referenced annual and quarterly periods to remove the third certification.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3424 if you have questions.

Sincerely,

Lisa Haynes
Reviewing Accountant